Exhibit a(5)(D)

NEWS RELEASE – FINAL

LINN ENERGY ANNOUNCES SALE OF THE ALTAMONT BLUEBELL FIELD FOR $132 MILLION

HOUSTON, January 16, 2018 – LINN Energy, Inc. (OTCQB: LNGG) (“LINN” or the “Company”) announces that it has signed a definitive agreement to sell its interest in properties located in the Altamont Bluebell Field to an undisclosed buyer for a contract price of $132 million, subject to closing adjustments.

The properties to be sold consist of approximately 36,000 net acres in Utah with third quarter net production of approximately 1,450 BOE/d, proved developed reserves of ~5.8 MMBOE(1) and proved developed PV-10 of approximately $75 million(1). Annualized field level cash flow on these properties is approximately $8.4 million(2).

The sale is expected to close in the first quarter of 2018 with an effective date of August 1, 2017. This transaction is subject to satisfactory completion of title and environmental due diligence, as well as the satisfaction of closing conditions. CIBC Griffis & Small and Jefferies LLC acted as co-financial advisors and Kirkland & Ellis LLP as legal counsel during the transaction.

(1)	Proved developed reserves are as of year-end 2016, rolled forward to the effective date of August 1, 2017 and updated with pricing of $3.00 per MMBtu for natural gas and $50.00 per bbl for oil. PV-10 represents the present value, discounted at 10% per year, of estimated future net cash flows. The Company’s calculation of PV-10 herein differs from the standardized measure of discounted future net cash flows determined in accordance with the rules and regulations of the SEC in that it is calculated before income taxes with the pricing and timing assumptions noted.

(2)	Annualized field level cash flow estimates are calculated from the first three quarters of 2017 (January 2017 through September 2017).

ABOUT LINN ENERGY

LINN Energy, Inc. was formed in February 2017 as the reorganized successor to LINN Energy, LLC. Headquartered in Houston, Texas, the Company’s current focus is the development of the Merge/SCOOP/STACK in Oklahoma through its equity interest in Roan Resources LLC, as well as through its midstream operations in that area. Additionally, the Company is pursuing emerging horizontal opportunities in Oklahoma, North Louisiana and East Texas, while continuing to add value by efficiently operating and applying new technology to a diverse set of long-life producing assets.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Class A common stock. The Company’s previously announced cash tender offer is being made solely by the Company’s Offer to Purchase and the related Letter of Transmittal relating to the tender offer, as they have been or may be amended or supplemented, that have been distributed to stockholders and filed with the U.S. Securities and Exchange Commission (the “Commission”). Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed on December 20, 2017 with the Commission in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as the amendments to the Schedule TO filed on January 8, 2018 with the Commission and any further amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the Commission, and investors may obtain them for free from the Commission at its website (www.sec.gov) or from D.F. King & Co., Inc., the information agent for the tender offer, by telephone at: (877) 297-1738 (toll-free), or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005.

Forward-Looking Statements

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to financial and operational performance and results of the Company and Roan Resources LLC, ability to improve our financial results and profitability following emergence from bankruptcy, ability to list our common stock on an established securities market, availability of sufficient cash flow to execute our business plan, timing of and ability to execute planned separation transactions and asset sales, continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

CONTACT:

Thomas Belsha, Vice President — Investor Relations & Corporate Development

LINN Energy, Inc.

(281) 840-4110

ir@linnenergy.com